Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

☏ Tel (307) 733-2284 📠 Fax (307) 264-0600

✉ info@cannellcap.com

March 31, 2017

Lawrence S. Kramer
Chairman of the Board of Directors
TheStreet, Inc.
14 Wall Street
New York, NY 10005

Dear Larry,

As you know, Cannell Capital LLC (“CC”) would like to enjoy a designate on the board of TheStreet, Inc. (“TST”). We would like this designate to be Mr. Alan “Al” Angrisani.

We would like his appointment to be made collaboratively. Such collaboration would avoid the following:

a)	TST consuming wasteful professional services to “defend” a contested proxy, a vote that I believe TST would lose, and lose emphatically, given the size and breadth of her many unhappy shareholders;
b)	Public shame and ridicule upon yourself, a person that I both like and respect. (I can’t muzzle or govern the forces that I would hire to process this campaign. They know only one speed.); and
c)	Further damage to TST’s reputation.

Cannell Capital does not put forth Mr. Angrisani for any of the following reasons:

a)	Because we have detected any malfeasance or gross negligence. In fact, we applaud and are grateful for the progress and hard work by new management and many of the board members;
b)	Because we sought out Mr. Angrisani. On the contrary, Al called me;
c)	Because it is rare for large shareholders of public companies to enjoy a designate on the board of directors of companies in which they are large shareholders. As a few shares shy of the largest shareholder of TST, Cannell Capital thinks our request is both reasonable and unremarkable. That you would oppose it so is odd – and frankly concerning; or
d)	Because we think Al is a dud – quite the contrary. A former Assistant Secretary of Labor, Al served as CEO of Harris Interactive from 2012 to 2014, overseeing the company’s turnaround and sale to Nielsen. Mr. Angrisani invested in, and helped return value to shareholders in the cases of Total Research, Greenfield Online and Rosetta Stone.[1]

CC would be pleased to settle with TST upon confirmation that Al shall be appointed to the Board of Directors no later than December 31, 2017. Kindly respond by April 11, 2017.

Sincerely,

J. Carlo Cannell

1  Since its inception, Angrisani Turnarounds LLC has generated an internal rate of return of 38%. See www.alangrisani.com.